                                                                                                                   Exhibit 11
                                                      McDONALD'S CORPORATION
                                          STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
                                  (Dollars and shares in millions, except per common share data)



                                                                                                 Years ended December 31,
                                                                                           1995           1994           1993
                                                                                           ----           ----           ----
     Net Income                                                                        $1,427.3       $1,224.4       $1,082.5


     Preferred stock dividends (net of tax benefits)                                     (40.5)         (47.2)         (46.9)
                                                                                       --------       --------       --------

     Net income available after preferred stock dividends (A)                           1,386.8        1,177.2        1,035.6


     Effect of preferred stock exchange*                                                  (4.3)             .0             .0


     Common stock dividends on assumed conversion of preferred stock                         .6            1.2            1.2
                                                                                       --------       --------       --------

     Net income available to common shareholders                                       $1,383.1       $1,178.4       $1,036.8
                                                                                       ========       ========       ========

     Weighted average number of common shares outstanding during the period (A)           701.5          701.8          711.8


     Additional shares related to potentially dilutive securities                          20.5           20.5           21.6
                                                                                       --------       --------       --------

     Adjusted weighted average common shares                                              722.0          722.3          733.4
                                                                                       ========       ========       ========

     Fully diluted net income per common share                                            $1.92          $1.63          $1.41
                                                                                       ========       ========       ========

     Increase in fully diluted net income per common share over prior year                  18%            16%            12%
                                                                                       ========       ========       ========

     ---------------------

     * The 1995 period includes $3.9 million for the effect of the Company's exchange of Series E Cumulative Preferred Stock for subordinated debt securities completed in June, 1995, and an additional .4 million for the effect of the Company's repurchase of additional Series E preferred stock in the third quarter.


     (A) Refer to Consolidated statement of income and Financial comments on pages 33 and 53 from Part II, item 8 of this 1995 10-K for information concerning the computation of Net income per common share.


     /TABLE
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